                                                              Exhibit (a)(1)(A)
                                COMPANY NOTICE

                                 To Holders Of

                               D.R. Horton, Inc.

                            ZERO COUPON CONVERTIBLE
                             SENIOR NOTES DUE 2021

                           CUSIP Number: 23331A AH 2

   D.R. HORTON, INC. HEREBY GIVES THIS NOTICE pursuant to the terms and conditions of the Indenture, dated as of June 9, 1997 (as supplemented, the "Indenture"), by and between D.R. Horton, Inc., a Delaware corporation (the "Company"), and American Stock Transfer & Trust Company, as Trustee (the "Paying Agent"), as supplemented by the Eleventh Supplemental Indenture, dated as of May 11, 2001 (the "Supplemental Indenture"), relating to the Zero Coupon Convertible Senior Notes due 2021 of the Company (the "Securities"), that at the option of the holder thereof (the "Holder"), each Security will be purchased by the Company for $559.73 per $1,000 principal amount at maturity, subject to the terms and conditions of the Indenture, the Securities and this Company Notice, including the accompanying Purchase Notice (the "Option"). Holders may surrender their Securities from March 31, 2003, through 5:00 p.m., New York City time on May 12, 2003. This Notice is being sent pursuant to the provisions of Section 4.03 of the Supplemental Indenture and paragraph 7 of the Securities.

   To exercise your option to have the Company purchase the Securities and receive payment of $559.73 per $1,000 principal amount at maturity, you must validly surrender the Securities and the enclosed Purchase Notice to the Paying Agent (and not have withdrawn such surrendered Securities and Purchase Notice), prior to 5:00 p.m., New York City time, on Monday, May 12, 2003 (the "Purchase Date"); Securities surrendered for purchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on Monday, May 12, 2003. The rights of Holders to surrender Securities for purchase in the Option expire at 5:00 p.m., New York City time, on Monday, May 12, 2003.

          The address for the Paying Agent is as follows:

                    American Stock Transfer & Trust Company

                      By Mail, Overnight Courier or Hand:
                                59 Maiden Lane
                           New York, New York 10038

                             For Information Call:

                                (800) 937-5449

   Additional copies of this Company Notice may be obtained from the Paying Agent at its address set forth above.

                               -----------------

              The date of this Company Notice is March 31, 2003.

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

                               TABLE OF CONTENTS

                                                                                                           Page
                                                                                                           ----

   SUMMARY TERM SHEET.....................................................................................   1

   IMPORTANT INFORMATION CONCERNING THE OPTION............................................................   4

            1.  Information Concerning the Company........................................................   4

            2.  Information Concerning the Securities.....................................................   5

                2.1                      The Company's Obligation to Purchase the Securities..............   5

                2.2                      Purchase Price...................................................   5

                2.3                      Conversion Rights of the Securities..............................   5

                2.4                      Market for the Securities and D.R. Horton Common Stock...........   6

                2.5                      Redemption.......................................................   6

                2.6                      Fundamental Change...............................................   7

                2.7                      Ranking..........................................................   7

            3.  Procedures to be Followed by Holders Electing to Surrender Securities for Purchase........   7

                3.1                      Method of Delivery...............................................   7

                3.2                      Purchase Notice..................................................   7

                3.3.                     Delivery of Securities...........................................   8

                3.4.                     Notice of Guaranteed Delivery....................................   8

            4.  Right of Withdrawal.......................................................................   9

            5.  Payment for Surrendered Securities........................................................   9

            6.  Securities Acquired.......................................................................  10

            7.  Plans or Proposals of the Company.........................................................  10

            8.  Interests of Directors, Executive Officers and Affiliates of the Company in the Securities  10

            9.  Purchases of the Securities by the Company and its Affiliates.............................  11

            10. United States Tax Considerations..........................................................  11

            11. Additional Information....................................................................  12

            12. No Solicitations..........................................................................  13

            13. Definitions...............................................................................  13

            14. Conflicts.................................................................................  13

                                       i

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  No person has been authorized to give any information or to make any representations other than those contained in this Company Notice and accompanying Purchase Notice and, if given or made, such information or representations must not be relied upon as having been authorized. This Company Notice and accompanying Purchase Notice do not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of this Company Notice shall not, under any circumstances, create any implication that the information contained herein is current as of any time subsequent to the date of such information. None of the Company or its board of directors or employees are making any representation or recommendation to any Holder as to whether or not to surrender such Holder's Securities. You should consult your own financial and tax advisors and must make your own decision as to whether to surrender your Securities for purchase and, if so, the amount of Securities to surrender.

                              SUMMARY TERM SHEET

   The following is a summary of the most material terms of the Option. To understand the Option fully and for a more complete description of the terms of the Option, we urge you to read carefully the remainder of this Company Notice and the accompanying Purchase Notice because the information in this summary is not complete and those documents contain additional important information. We have included page references to direct you to a more complete description of the topics in this summary.

..   Offeror:                         D.R. Horton, Inc., a Delaware corporation (the "Company"). (Page 4)

..   Securities Subject to the Offer: All Zero Coupon Convertible Senior Notes due 2021 (the
                                     "Securities"). As of March 26, 2003, there was $381,113,000.00 aggregate principal amount at maturity of Securities outstanding.
                                     (Page 5)

..   Reason for the Offer:            We are required to make this offer by the terms of the Securities and the indenture under which they were issued - the Indenture, dated as of June 9, 1997 (as supplemented, the "Indenture"), by and between the Company and American Stock Transfer & Trust Company, as
                                     Trustee, as supplemented by the Eleventh Supplemental Indenture, dated as of May 11, 2001 (the "Supplemental Indenture"). (Page 5)

..   Purchase Price:                  Pursuant to the Indenture, we will pay, in cash, a purchase price of
                                     $559.73 per $1,000 principal amount at maturity with respect to any and all Securities validly surrendered for purchase and not withdrawn.
                                     (Page 5)

..   Market Value of the Securities:  Although the Securities are listed for trading on the New York Stock
                                     Exchange, they are thinly traded. Accordingly, prices of the Securities may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, our operating results and the market for similar securities. The purchase price is based solely on the requirements of the Indenture and the Securities and bears no relationship to the market price of the Securities or our common stock. Thus, the purchase price may be significantly higher or lower than the current market price of the Securities. You are urged to obtain the best available information as to current market prices of the Securities, to the extent available, and our common stock before making a decision whether to surrender your Securities for purchase.
                                     (Page 6)

..   No Recommendation of the Board:  Our board of directors has not made any recommendation as to whether you should surrender your Securities for purchase. You must make your own decision whether to surrender your Securities for purchase and, if so, the number of Securities to surrender. (Page 5)

..   Expiration of the Option:        The Option expires at 5:00 p.m., New York City time, on May 12,
                                     2003. We will not extend the period you have to accept the Option.
                                     (Page 5)


..   Conditions to the Purchase:           The purchase will not be subject to any conditions, provided our purchase of validly surrendered and not withdrawn Securities is not unlawful at such time. (Page 5)

..   Method of Surrendering Securities:    To surrender your Securities for purchase pursuant to the Option, you must deliver the required documents to the Paying Agent no later than 5:00 p.m., New York City time, on May 12, 2003.

                                          .     If you are a Depository Trust Company ("DTC") participant, you should surrender your Securities electronically through
                                                DTC's Automated Tenders over the Participant Terminal
                                                System ("PTS"), subject to the terms and procedures of that system.

                                          .     If your Securities are held by a broker, dealer, commercial bank, trust company or other nominee, you must contact
                                                such nominee and instruct such nominee to surrender the
                                                Securities on your behalf.

                                          .     If your Securities are held in certificated form, you must properly complete and execute the Purchase Notice, and
                                                deliver such notice to the Paying Agent, with any other
                                                required documents and the certificates representing the
                                                Securities to be surrendered for purchase. (Page 7)

..   Purchase Date:                        We will accept for payment all validly surrendered and not withdrawn Securities immediately upon expiration of the Option.
                                          We will promptly forward to the Paying Agent, prior to
                                          11:00 a.m., New York City time, on May 12, 2003, the
                                          appropriate amount of cash required to pay the purchase price for the surrendered Securities, and the Paying Agent will promptly distribute the cash to you. (Page 9)

..   Withdrawal of Surrendered Securities: You can withdraw Securities previously surrendered for purchase at any time until 5:00 p.m., New York City time, on May 12,
                                          2003. You may also withdraw previously surrendered Securities at any time after the expiration of 40 business days from the date of this Company Notice if your Securities have not yet been accepted for payment. To withdraw previously surrendered
                                          Securities, you must deliver an executed written notice of withdrawal substantially in the form attached, or a facsimile of one, to the Paying Agent prior to 5:00 p.m., New York City time, on May 12, 2003. (Page 9)

..   Declining the Offer:                  If you do not deliver a properly completed and duly executed
                                          Purchase Notice before the expiration of the Option, we will not purchase your Securities and such Securities will remain
                                          outstanding subject to their existing terms. (Page 7)


..   Minimum Amount:                       You may surrender all of your Securities, a portion of your
                                          Securities or none of your Securities for purchase. If you wish to surrender a portion of your Securities for purchase, however, you must surrender your Securities in a principal amount at maturity of $1,000 or an integral multiple thereof. (Page 5)

..   Conversion Rights:                    If you do not surrender your Securities for purchase, your conversion rights will not be affected. You will continue to have the same conversion rights specified in the Indenture, which provides that if certain conditions are satisfied, each $1,000 principal amount at maturity may be convertible into 26.2391 shares of our common stock, subject to the terms, conditions and adjustments specified in the Indenture. Please note that, as of
                                          March 26, 2003, the Securities were not convertible into shares of our common stock. (Page 5)

..   U.S. Federal Income Tax Consequences: The receipt of cash in exchange for Securities pursuant to the
                                          Option will be a taxable transaction for U.S. federal income tax purposes. You should consult with your own tax advisor
                                          regarding the actual tax consequences to you. (Page 11)

..   Paying Agent:                         American Stock Transfer & Trust Company, the trustee for the
                                          Securities, is serving as Paying Agent in connection with the
                                          Option. Its address and telephone number are set forth on the front cover page of this Company Notice.

..   Obtaining Additional Information:     Questions and requests for assistance in connection with the surrender of Securities for purchase in this Option may be directed to our Investor Relations department at (817) 856-8200, ext. 1562.

                  IMPORTANT INFORMATION CONCERNING THE OPTION

   1. Information Concerning the Company. We are a national homebuilder. We construct and sell single-family homes in metropolitan areas of the Mid-Atlantic, Midwest, Southeast, Southwest and West regions of the United States. We offer high quality homes, designed principally for first-time and move-up home buyers. Our homes generally range in size from 1,000 to 5,000 square feet and range in price from $80,000 to $900,000. For the year ended September 30, 2002, we closed 29,761 homes with an average closing sales price approximating $219,400. For the three months ended December 31, 2002, we closed 7,514 homes with an average closing sales price approximating $221,800.

   We are one of the largest and most geographically diversified homebuilders in the United States, with operating divisions in 20 states and 44 markets. The markets in which we operate include: Albuquerque, Atlanta, Austin, Birmingham, Charleston, Charlotte, Chicago, Colorado Springs, Columbia, Dallas, Denver, Fort Collins, Fort Myers/Naples, Fort Worth, Greensboro, Greenville, Hawaii, Hilton Head, Houston, Inland Empire (Southern California), Jacksonville, Killeen, Las Vegas, Los Angeles, Maryland-D.C., Miami/West Palm Beach, Minneapolis/St. Paul, Myrtle Beach, New Jersey, Oakland, Orange County, Orlando, Phoenix, Portland, Raleigh/Durham, Sacramento, Salt Lake City, San Antonio, San Diego, San Francisco, Seattle/Tacoma, Tucson, Ventura County, and Virginia-D.C.

   We build homes under the following names: D.R. Horton, Arappco, Cambridge, Continental, Dietz-Crane, Dobson, Emerald, Melody, Milburn, Regency, Schuler, SGS Communities, Stafford, Torrey, Trimark and Western Pacific.

   Our financial reporting segments consist of homebuilding and financial services. Our homebuilding operations are a substantial part of our business, comprising more than 98% of consolidated revenues in fiscal 2000, 2001 and 2002. Our homebuilding operations segment generates the majority of our revenues from the sale of completed homes with a lesser amount from the sale of land and lots. Our financial services segment generates its revenues from originating and selling mortgages and collecting fees for title insurance and closing services. Financial information, including revenue, pre-tax income and identifiable assets, for both of our reporting segments is included in our consolidated financial statements.

   Donald R. Horton began our homebuilding business in 1978. In 1991 D.R. Horton, Inc. was incorporated in Delaware to acquire the assets and businesses of its predecessor companies which were residential home construction and development companies owned or controlled by Mr. Horton. In the last nine fiscal years, we have acquired 17 other homebuilding companies, including Schuler Homes which we acquired on February 21, 2002. Schuler strengthened our market position in several markets, including California, while expanding our geographic presence and product offerings in other markets in the West region.

   Our principal executive offices are at 1901 Ascension Blvd., Suite 100, Arlington, Texas 76006, our telephone number is (817) 856-8200, and our Internet website address is www.drhorton.com. Information on our Internet website is not part of this Company Notice.

  Recent Developments

   Share Repurchase. Between March 5, 2003 and March 26, 2003, we repurchased 1,672,500 shares of our common stock in open market purchases at an aggregate purchase price of $29.5 million. At March 26, 2003, we had $33.5 million remaining on a board of directors' authorization for repurchases of our common stock.

   Common Stock Dividend. In January 2003, we declared a cash dividend of seven cents ($0.07) per share, which adjusted for the three-for-two stock split of April 2002, was a 75% increase over the ($0.06) per share quarterly cash dividend declared in the same quarter of 2002. The quarterly cash dividend, in an aggregate amount of $10.3 million was paid on February 14, 2003 to stockholders of record on February 3, 2003.

   Increase in Authorized Shares of Common Stock. After approval by our stockholders at our annual meeting of stockholders on January 30, 2003, we amended our certificate of incorporation, as amended, to increase the number of authorized shares of common stock from 200 million to 400 million.

   2. Information Concerning the Securities. The Securities were issued under an Indenture, dated as of June 9, 1997 (as supplemented, the "Indenture"), by and between the Company and American Stock Transfer & Trust Company, as Trustee, as supplemented by the Eleventh Supplemental Indenture, dated as of May 11, 2001 (the "Supplemental Indenture"). The Securities mature on May 11, 2021 but are subject to being repurchased or redeemed upon the occurrence of several events and dates specified in the Indenture.

   2.1 The Company's Obligation to Purchase the Securities. Pursuant to the Indenture, unless earlier redeemed, we are obligated to purchase all Securities validly surrendered for purchase and not withdrawn, at a holder's option, on May 11, 2003 at a price of $559.73 per $1,000 principal amount at maturity, on May 11, 2008 at a price of $657.64 per $1,000 principal amount at maturity and on May 11, 2013 at a price of $772.66 per $1,000 principal amount at maturity (the "Options"). After May 11, 2003, we may choose to pay the purchase price in cash, in shares of our common stock valued at 95% of their market price or any combination of cash and our common stock. We may only purchase Securities in this Option in cash. The Indenture provides that if the purchase date occurs on a legal holiday, including any Saturday or Sunday, the purchase will occur on the next succeeding business day. American Stock Transfer & Trust Company will be the Paying Agent for the Securities purchased pursuant to this Company Notice.

   This Option will expire at 5:00 p.m., New York City time, on Monday, May 12, 2003 (the "Purchase Date"). Provided that our purchase of validly surrendered Securities is not unlawful, such purchase will not be subject to any other conditions.

   2.2 Purchase Price. Pursuant to the Indenture, the purchase price to be paid by us for the Securities on May 12, 2003 is $559.73 per $1,000 principal amount at maturity. The purchase price will be paid in cash with respect to any and all Securities validly surrendered for purchase and not withdrawn. Securities surrendered for purchase will be accepted only in principal amounts at maturity equal to $1,000 or integral multiples thereof. The Accreted Value (as defined in the Indenture) and interest (including contingent interest), if any, on the surrendered and not withdrawn Securities will cease to accrue on the Purchase Date unless we default in making payment on such Securities.

   The purchase price is based solely on the requirements of the Indenture and the Securities and bears no relationship to the market price of the Securities or our common stock. Thus, the purchase price may be significantly higher or lower than the current market price of the Securities. You are urged to obtain the best available information as to potential current market prices of the Securities, to the extent available, and our common stock before making a decision whether to surrender your Securities for purchase.

   We, our board of directors or our employees are not making any recommendation to you as to whether to surrender or refrain from surrendering Securities for purchase pursuant to this Company Notice. You must make your own decision whether to surrender your Securities for purchase and, if so, the principal amount of Securities to surrender based on your assessment of current market value and other relevant factors.

   2.3 Conversion Rights of the Securities. If the conditions specified in the Indenture are satisfied, the Securities are convertible into shares of our common stock, par value $.01 per share, in accordance with and subject to the terms of the Indenture and paragraph 10 of the Securities. The conversion rate of the Securities as of March 26, 2003, is 26.2391 shares of our common stock per $1,000 principal amount at maturity, although the Securities were not convertible as of such date. The Paying Agent is currently acting as Conversion Agent.

   If you do not surrender your Securities for purchase pursuant to the Option, you will maintain the same rights to convert your Securities into shares of our common stock as specified in the Indenture. If you have given a Purchase Notice with respect to any of your Securities, you may only convert such Securities in accordance with the terms of the Indenture if you have validly withdrawn the applicable Purchase Notice prior to 5:00 p.m., New York City time, on May 12, 2003, as described in Section 4 of this Company Notice.

   2.4 Market for the Securities and D.R. Horton Common Stock. Although the Securities are listed for trading on the New York Stock Exchange, they are thinly traded. Accordingly, prices of the Securities may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, our operating results and the market for similar securities. You are urged to obtain all available current market quotations for the Securities prior to making any decision with respect to the Option. The Securities are held through the Depository Trust Company ("DTC"). As of March 26, 2003, there was $381,113,000 aggregate principal amount at maturity of Securities outstanding and Cede & Co., as the nominee of DTC, is the sole record holder of the Securities.

   The shares of common stock into which the Securities are convertible are listed on the NYSE, under the symbol "DHI." The following table sets forth, for the fiscal quarters indicated, the high and low sales prices of the common stock as reported on the NYSE and the cash dividends paid, adjusted for the 11% stock dividend on March 23, 2001 and the three-for-two stock split (effected as a 50% stock dividend) of April 9, 2002.

                                                        High   Low   Dividends
                                                       ------ ------ ---------
  Year ended September 30, 2001
     Quarter ended December 31........................ $15.61 $ 9.16   $0.04
     Quarter ended March 31........................... $16.21 $11.93   $0.05
     Quarter ended June 30............................ $17.33 $12.83   $0.05
     Quarter ended September 30....................... $20.00 $11.67   $0.05
  Year ended September 30, 2002
     Quarter ended December 31........................ $22.33 $13.25   $0.05
     Quarter ended March 31........................... $29.17 $19.83   $0.06
     Quarter ended June 30............................ $27.50 $21.85   $0.06
     Quarter ended September 30....................... $26.85 $18.30   $0.06
  Year ending September 30, 2003
     Quarter ended December 31........................ $21.01 $16.03   $0.06
     Quarter ending March 31 (through March 26, 2003). $20.45 $16.95   $0.07

   On March 26, 2003, the last reported sales price of our common stock on the NYSE was $19.40 per share. As of such date, there were approximately 695 holders of record and 145,185,837 shares of common stock outstanding. We urge you to obtain current market information for the Securities, to the extent available, and our common stock before making any decision to surrender your Securities pursuant to the Option.

   The declaration of cash dividends is at the discretion of our board of directors and will depend upon, among other things, future earnings, cash flows, capital requirements, our general financial condition and general business conditions. We are required to comply with certain covenants contained in the bank agreements and senior note and senior subordinated note indentures. The most restrictive of these requirements allows us to pay cash dividends on common stock in an amount, on a cumulative basis, not to exceed 50% of the consolidated net income, as defined, subject to certain other adjustments. Pursuant to the most restrictive of these requirements, at December 31, 2002, we had approximately $228.8 million available for the payment of dividends, the acquisition of our common stock and other restricted payments.

   2.5 Redemption. We cannot redeem the Securities prior to May 11, 2003. Beginning on May 11, 2003, the Securities are redeemable for cash at any time at our option, in whole or in part, at a redemption price equal to the Accreted Value (as defined in the Indenture) on the date of redemption.

   2.6 Fundamental Change. You may require us to purchase all or a portion of your Securities if there is a Fundamental Change (as defined in the Indenture) prior to May 11, 2003. The purchase price in such event would be equal to the Accreted Value (as defined in the Indenture) on the date of purchase.

   2.7 Ranking. The Securities are our general obligations and are not secured by any collateral. Your right to payment under these Securities is:

  . junior to the rights of our secured creditors to the extent of their security in our assets;

  . equal with the rights of creditors under our other unsecured, unsubordinated debt, including our revolving credit facility; and

  . senior to the rights of creditors under debt expressly subordinated to the Securities.

   The Securities are guaranteed by each wholly owned subsidiary that is a restricted subsidiary as defined in the Indenture. However, not all of our wholly owned subsidiaries are guarantors of these Securities. For example, none of our financial services subsidiaries are guarantors of these Securities. If we cannot make payments on the Securities, the guarantor subsidiaries must make them. The guarantees of our existing and future restricted subsidiaries are also not secured by any collateral. Your right to payment under any guarantee is:

  . junior to the rights of secured creditors to the extent of their security in a guarantor's assets;

  . equal with the rights of creditors under a guarantor's other unsecured, unsubordinated debt, including any guarantor's guarantee of our revolving credit facility; and

  . senior to the rights of creditors under a guarantor's debt expressly subordinated to the guarantees.

   3. Procedures to be Followed by Holders Electing to Surrender Securities for Purchase. You will not be entitled to receive the purchase price for your Securities unless you validly surrender the Securities on or before 5:00 p.m., New York City time, on May 12, 2003. Only registered holders are authorized to surrender their Securities for purchase. All other holders must comply with the procedures of DTC and, if they hold their Securities through a broker, dealer, commercial bank, trust company or other nominee, the procedures of such nominee.

   3.1 Method of Delivery. The method of delivery of Securities, the related Purchase Notice and all other required documents, including delivery through DTC and acceptance through DTC's Automatic Tenders over the Participant Terminal System ("PTS"), is at the election and risk of the person surrendering such Securities and delivering such Purchase Notice and, except as expressly otherwise provided in the Purchase Notice, delivery will be deemed made only when actually received by the Paying Agent. The date of any postmark or other indication of when a Security or the Purchase Notice was sent will not be taken into account in determining whether such materials were timely received. If such delivery is by mail, it is suggested that you use properly insured, registered mail with return receipt requested, and that you mail the required documents sufficiently in advance to permit delivery to the Paying Agent prior to 5:00 p.m., New York City time, on May 12, 2003.

   3.2 Purchase Notice. Pursuant to the Indenture, the Purchase Notice must contain:

  .   the certificate number of the Securities being delivered to be purchased;

  . the portion of the principal amount of the Securities which will be delivered to be purchased, which portion must be in principal amounts of $1,000 at maturity or an integral multiple thereof; and

  . a statement that such Securities shall be purchased as of the Purchase Date pursuant to the terms and conditions specified in the Indenture and paragraph 7 of the Securities.

   3.3  Delivery of Securities.

   Securities in Global Form. If you are a DTC participant, you may elect to surrender to us your beneficial interest in the Securities by:

  . delivering to the Paying Agent's account at DTC through DTC's book-entry system your beneficial interest in the Securities on or prior to 5:00 p.m., New York City time, on May 12, 2003; and

  . electronically transmitting your acceptance through DTC's PTS, subject to the terms and procedures of that system. In surrendering through PTS, the electronic instructions sent to DTC by the Holder, and transmitted by DTC to the Paying Agent will acknowledge, on behalf of you and DTC, your receipt of and agreement to be bound by the Purchase Notice.

   Securities Held Through a Custodian. If your Securities are held by a broker, dealer, commercial bank, trust company or other nominee, you must contact such nominee if you desire to surrender your Securities and instruct such nominee to surrender the Securities for purchase on your behalf.

   Securities in Certificated Form. To receive the purchase price, if you hold Securities in certificated form, you must deliver to the Paying Agent the Securities to be surrendered for purchase and the accompanying Purchase Notice, or a copy thereof, on or before 5:00 p.m., New York City time, on May 12, 2003.

   Securities and the Purchase Notice must be delivered to the Paying Agent to collect payment. Delivery of documents to DTC or the Company does not constitute delivery to the Paying Agent.

   3.4 Notice of Guaranteed Delivery. If you desire to surrender Securities for purchase pursuant to the Option and

  .   certificates representing such Securities are not immediately available,

  . time will not permit your Purchase Notice, certificates representing such Securities and all other required documents to reach the Paying Agent prior to 5:00 p.m., New York City time, on May 12, 2003, or

  . the procedures for book-entry transfer (including delivery of an agent's message) cannot be completed prior to 5:00 p.m., New York City time, on May 12, 2003,

you may nevertheless surrender such Securities with the effect that such surrender will be deemed to have been received prior to 5:00 p.m., New York City time, on May 12, 2003, if all the following conditions are satisfied:

  . such surrender is made by or through an eligible guarantor institution (each, an "Eligible Institution"), as defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act");

  . prior to 5:00 p.m., New York City time, on May 12, 2003, the Paying Agent has received from such Eligible Institution, at the address of the Paying Agent set forth on the front cover page of this Company Notice, a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) substantially in the form enclosed herewith, setting forth the name(s) and address(es) of the holder(s) and the principal amount at maturity of Securities being surrendered for purchase, and stating that the surrender is being made thereby and guaranteeing that, within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery, a properly completed and executed Purchase Notice (or a manually signed facsimile thereof), together with any required signature guarantees (or in the case of a book-entry transfer, an agent's message) and certificates evidencing the Securities (or confirmation of book-entry transfer of such Securities into the Paying Agent's account with DTC), and any other documents required by the Purchase Notice, will be deposited by such Eligible Institution with the Paying Agent; and

  . such Purchase Notice (or manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or in the case of a book-entry transfer, an agent's message), together with certificates for all physically delivered Securities in proper form for transfer (or confirmation of book-entry transfer of such Securities into the Paying Agent's account with DTC) and all other required documents are received by the Paying Agent within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

   The term "agent's message" means a message, transmitted to DTC and received by the Paying Agent and forming a part of a book-entry transfer, that states that DTC has received an express acknowledgement that the beneficial owner of the Securities agrees to be bound by the Purchase Notice and that we may enforce the Purchase Notice against such person.

   Under no circumstances will Securities accrete in value by reason of any delay in making payment to any person using the guaranteed delivery procedures. The purchase price for Securities surrendered pursuant to the guaranteed delivery procedures will be the same as that for Securities delivered to the Paying Agent on or before the Purchase Date.

   4. Right of Withdrawal. Securities surrendered for purchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on May 12, 2003. You may also withdraw surrendered Securities at any time after the expiration of 40 business days from the date of this Company Notice if your Securities have not yet been accepted for payment. In order to withdraw your Securities you must deliver to the Paying Agent written notice, substantially in the form enclosed herewith, containing:

  . the certificate number(s) of the Securities with respect to which such notice of withdrawal is being submitted;

  . the principal amount at maturity of the Securities with respect to which such notice of withdrawal is being submitted;

  . the principal amount at maturity, if any, of such Securities which remain subject to the original Purchase Notice and which have been or will be delivered for purchase by us; and

  . your signature, in the same manner as the original signature on the Purchase Notice by which such Securities were surrendered for purchase.

   The signature on the notice of withdrawal must be guaranteed by an Eligible Institution unless such Securities have been surrendered for purchase for the account of an Eligible Institution. Any properly withdrawn Securities will be deemed not validly surrendered for purposes of the Option. Securities withdrawn from the Option may be resurrendered by following the surrender procedures described in Section 3 above.

   5. Payment for Surrendered Securities. We will pay the purchase price for any Securities validly surrendered for purchase and not withdrawn. The payment will be made promptly following the Purchase Date. If you are a DTC participant or hold your Securities through a broker, dealer, commercial bank, trust company or other nominee, we will pay the purchase price for such Securities promptly to DTC if you have properly delivered such beneficial interest in your Securities for purchase by the Company through DTC and not validly withdrawn such delivery prior to 5:00 p.m., New York City time, on May 12, 2003 and if DTC and your custodian, if applicable, have validly surrendered and not withdrawn your Securities for purchase by such date and time. We believe that it is currently the policy of DTC to credit immediately the accounts of the relevant participants with such payment. Payments by DTC's participants to beneficial holders of Securities will be governed by standing instructions and customary practice of such DTC participants and will be the responsibility of such DTC participants. You should contact your custodian if you have any further questions regarding its policies and procedures for payment of the purchase price with respect to your beneficial interest in such Securities.

   The total amount of funds required by us to purchase all of the Securities is approximately $213.3 million (assuming all of the Securities are validly surrendered for purchase and accepted for payment). We believe that a combination of cash resources available from operations and under our revolving credit facility will be adequate to meet our obligations to purchase all of the Securities. We do not have an alternative financing plan at this time.

   6. Securities Acquired. Any Securities we purchase pursuant to the Option will be cancelled by the Trustee, pursuant to the terms of the Indenture.

   7. Plans or Proposals of the Company. In the normal course of business, we are continuously evaluating potential acquisitions of other homebuilding companies that we believe would enhance our business. We expect to continue considering such acquisitions from time to time. However, we currently have no plans which would be material to your decision to surrender Securities for purchase in the Option, which relate to or which would result in:

  . any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

  . any purchase, sale or transfer of a material amount of assets of us or any of our subsidiaries;

  . any material change in our present dividend rate or policy, or indebtedness or capitalization;

  . any change in our present board of directors or management, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer, except as may be necessary to comply with the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder, including the proposed rules of the New York Stock Exchange regarding the composition and independence of the board of directors and its committees;

  .   any other material change in our corporate structure or business;

  . any class of equity security to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

  . any class of equity security becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

  . the suspension of our obligation to file reports under Section 15(d) of the Exchange Act;

  . the acquisition by any person of additional securities of us, or the disposition of securities of us; or

  . any changes in our charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of us.

   8. Interests of Directors, Executive Officers and Affiliates of the Company in the Securities. To our knowledge:

  . neither we nor any of our executive officers, directors, subsidiaries or other affiliates have any beneficial interest in the Securities;

  . none of the officers or directors of our subsidiaries have any beneficial interest in the Securities;

  .   we will not purchase any Securities from such persons; and

  . during the 60 days preceding the date of this Company Notice, none of such officers, directors or affiliates have engaged in any transactions in the Securities.

   A list of our directors and executive officers is attached to this Company Notice as Annex A. As of March 26, 2003, our directors and executive officers as a group beneficially owned 26,415,894 shares of our common stock, 567,392 shares of which could be acquired on such date or within 60 days thereafter through the exercise of stock options. In connection with their services to the Company, each of our directors and executive officers has entered into one or more agreements under our equity compensation plans pursuant to which such director or executive officer has been granted stock options or the right to purchase shares of our common stock.

   Except as described above, neither we nor, to our knowledge, any of our affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Option or with respect to any of our securities, including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

   9. Purchases of the Securities by the Company and its Affiliates. We and our affiliates, including our executive officers and directors, will be prohibited under applicable United States federal securities laws from purchasing Securities (or the right to purchase Securities) other than through the Option until at least the tenth business day after the Purchase Date. Following such time, if any Securities remain outstanding, we and our affiliates may purchase Securities in the open market, in private transactions, through a subsequent tender offer, or otherwise, any of which may be consummated at purchase prices higher or lower than the purchase price. Any decision to purchase Securities after the Option, if any, will depend upon many factors, including the market price of the Securities, the amount of Securities surrendered for purchase pursuant to the Option, the market price of our common stock, our business and financial position, and general economic and market conditions.

   10.  United States Tax Considerations.

   The following discussion, which is for general information only, is a summary of the material U.S. federal income tax considerations relating to the surrender of Securities for purchase pursuant to the Option. This discussion does not purport to be a complete analysis of all potential tax effects of the Option. This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. Moreover, this summary applies only if you hold Securities as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"), and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, tax exempt investors, dealers in securities and currencies, U.S. expatriates, persons holding Securities as a position in a "straddle," "hedge," "conversion" or other integrated transaction for tax purposes, persons who own, directly or indirectly, 10% or more of our voting power, or U.S. Holders (as defined below) whose functional currency is not the U.S. dollar. Further, this discussion does not address the consequences under U.S. federal estate or gift tax laws or the laws of any U.S. state or locality or any foreign jurisdiction.

   For purposes of this discussion, a "U.S. Holder" means a beneficial owner of Securities that is, for U.S. federal income tax purposes: a citizen or resident of the United States; a corporation (or other entity that has elected to be treated as a corporation) created or organized in or under the laws of the United States or any political subdivision thereof; an estate the income of which is subject to U.S. federal income tax regardless of its source, a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions; and certain electing trusts that were in existence and treated as U.S. trusts on August 20, 1996. As used herein, the term "non-U.S. Holder" means a beneficial owner of Securities, other than a partnership, that is not a U.S. Holder as defined above. The tax treatment of a partnership that holds Securities will generally depend on the status of the partners and the activities of the partnership. Holders that are partnerships should consult their own tax advisors about the U.S. federal income tax consequences of surrendering Securities pursuant to the Option.

   Sale of Securities Pursuant to the Option. If you are a U.S. Holder who receives cash in exchange for Securities pursuant to the Option, you will recognize taxable gain or loss equal to the difference between (i) the amount of cash received, and (ii) your adjusted tax basis in the Securities surrendered. A U.S. Holder's adjusted tax basis in the Securities will generally equal the U.S. Holder's cost of the Securities increased by any original issue discount previously included in income by such Holder with respect to such Securities. Subject to the market discount rules discussed below, such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if you held the Securities for more than one year. Long-term capital gain of non-corporate taxpayers is generally subject to a maximum tax rate of 20%. The deductibility of capital losses is subject to limitations.

   A U.S. Holder who acquired Securities at a market discount generally will be required to treat any gain recognized upon the purchase of its Securities pursuant to the Option as ordinary income rather than capital gain to the extent of the accrued market discount, unless the U.S. Holder elected to include market discount in income as it accrued. Subject to a de minimis exception, "market discount" generally equals the excess of the "adjusted issue price" (the sum of the issue price of the Securities and the aggregate amount of original issue discount includible in gross income by all prior holders of the Securities) of the Securities at the time you acquired it over your initial tax basis in the Securities.

   If you are a non-U.S. Holder who receives cash in exchange for Securities pursuant to the Option, you generally will not be subject to U.S. federal income tax on any gain recognized, unless (a) the gain is effectively connected with the conduct by you of a trade or business, or, in the case of a treaty resident, is attributable to a permanent establishment or a fixed base, in the United States, or (b) you are an individual who is present in the U.S. for 183 days or more in the taxable year of disposition and certain other conditions are met, in which case the gain will be taxable in the same manner as described above with respect to U.S. Holders.

   Backup Withholding. Under the backup withholding provisions of the Code, a U.S. Holder who surrenders Securities for purchase will generally be subject to backup withholding at the rate of 30% of any gross payment if such Holder fails to provide a certified Taxpayer Identification Number (Employer Identification Number or Social Security Number). U.S. Holders electing to surrender Securities should complete the Substitute Form W-9 which is part of the Purchase Notice and attach it to the Securities being surrendered. If you are a U.S. Holder exempt from backup withholding under the Code, please provide your Tax Identification Number and so indicate in Part 2 of the Substitute Form W-9. If a non-U.S. Holder holds Securities through the non-U.S. office of a non-U.S. related broker or financial institution, backup withholding and information reporting generally will not be required. Information reporting, and possibly backup withholding, may apply if the Securities are held by a non-U.S. Holder through a U.S. broker or financial institution or the U.S. office of a non-U.S. broker or financial institution and the non-U.S. holder fails to provide appropriate information (on Form W-8BEN or other applicable form). Non-U.S. Holders should consult their tax advisors with respect to the application of U.S. information reporting and backup withholding rules to the disposition of Securities pursuant to the Option.

   All descriptions of tax considerations are for your guidance only and are not tax advice. We recommend that you consult with your tax and financial advisors with respect to the tax consequences of surrendering your Securities, including the applicability and effect of state, local and foreign tax laws, before surrendering your Securities.

   11. Additional Information. We are subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. Such material may also be accessed electronically by means of the SEC's home page on the Internet at www.sec.gov. Such reports and other information concerning us may also be obtained by calling the NYSE at (212) 656-5060.

   We have filed with the SEC a Tender Offer Statement on Schedule TO-I, pursuant to Section 13(e)(4) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Option. The Tender Offer Statement on Schedule TO-I, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as set forth above.

   The documents listed below contain important information about us and our financial condition.

  . D.R. Horton, Inc.'s annual report on Form 10-K for its fiscal year ended September 30, 2002, filed on December 13, 2002;

  . Pages 7 through 13 under the captions "Directors and Executive Officers" through "Compensation Committee Interlocks and Insider Participation," and page 19 under the caption "Section 16(a)

      Beneficial Ownership Reporting Compliance," contained in our proxy statement relating to our 2003 annual meeting of stockholders and incorporated into our annual report on Form 10-K.

  . D.R. Horton, Inc.'s quarterly report on Form 10-Q for the quarter ended December 31, 2002, filed on February 14, 2003, as amended on February 18, 2003;

  . All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Form 10-K mentioned above;

  . All documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Company Notice; and

  . The description of common stock set forth in our Registration Statement on Form 8-A, filed with the SEC on December 7, 1995 and amended on April 30, 1998 and on March 26, 2003, including any amendment or report filed with the SEC for the purpose of updating such description.

   In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.

   12. No Solicitations. We have not employed any persons to make solicitations or recommendations in connection with the Option.

   13. Definitions. All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture.

   14. Conflicts. In the event of any conflict between this Company Notice and the accompanying Purchase Notice on the one hand and the terms of the Indenture or any applicable laws on the other hand, the terms of the Indenture or applicable laws, as the case may be, will control.

   Neither we nor any of our board of directors or employees are making any recommendation to you as to whether to surrender or refrain from surrendering Securities for purchase pursuant to this Company Notice. You must make your own decision whether to surrender your Securities for purchase and, if so, the principal amount of Securities to surrender based on your own assessment of current market value and other relevant factors.

                                          D.R. HORTON, INC.

March 31, 2003

                                    ANNEX A

         MEMBERS OF OUR BOARD OF DIRECTORS AND OUR EXECUTIVE OFFICERS

   The following table sets forth the names of each of the members of our Board of Directors and executive officers.

Name                Position(s) Held
----                ----------------
Donald R. Horton    Chairman of the Board
Donald J. Tomnitz   Vice Chairman, President and Chief Executive Officer
Bradley S. Anderson Director
Richard Beckwitt    Director
Samuel R. Fuller    Director, Executive Vice President, Treasurer and Chief Financial Officer
Richard I. Galland  Director
Richard L. Horton   Director
Terrill J. Horton   Director
Francine I. Neff    Director
James K. Schuler    Director
Scott J. Stone      Director
Stacey H. Dwyer     Executive Vice President

   The business address of each person set forth above is c/o D.R. Horton, Inc., 1901 Ascension Blvd., Suite 100, Arlington, TX 76006. The telephone number is (817) 856-8200.

                                      A-1